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                             October 18, 2021

       Claude Maraoui
       Chief Executive Officer, President and Director
       Journey Medical Corporation
       9237 E Via de Ventura Blvd., Suite 105
       Scottsdale, AZ 85258

                                                        Re: Journey Medical
Corporation
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted October
5, 2021
                                                            CIK No. 0001867066

       Dear Mr. Maraoui:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed October 5, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Use of Non-GAAP Measures, page 63

   1. We note that you have excluded R&D license acquisition costs in the amount of $10 million to arrive at
Non-GAAP Adjusted EBITDA. Please tell us your consideration of the guidance in
Question 100.01 of the Non-GAAP Financial Measures Compliance and
                                                        Disclosure
Interpretations for this adjustment. In this regard, you state on page 70, for example, that an
important part of your growth strategy is to identify new business development
opportunities, including development stage and commercial drugs that you may acquire from
other pharmaceutical companies.
 Claude Maraoui
FirstName LastNameClaude
Journey Medical CorporationMaraoui
Comapany
October 18,NameJourney
            2021        Medical Corporation
October
Page 2 18, 2021 Page 2
FirstName LastName
2. Please clarify for us in greater detail the COVID-19 sales force savings Non-GAAP adjustment of $1,426 and the related description.
Business
Accutane Agreement, page 75

3.       We note that you entered into a license and supply agreement for
Accutane   with a third
         party. Please identify the third party or tell us why this information is not material.
       You may contact Michael Fay at 202-551-3812 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at 202-551-6477 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:      Mark F. McElreath, Esq.